SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 1

AMBEV REPORTS 2013 FOURTH QUARTER AND FULL YEAR RESULTS UNDER IFRS

São Paulo, February 26, 2014 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the fourth quarter and full year 2013 results. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais  and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the twelve-month period ended December 31, 2013 filed with the CVM and submitted to the SEC.  For important disclaimers, please refer to page 5.

Operating and Financial Highlights

Top line performance: Net revenues accelerated when compared to the first three quarters of the year and grew 10.0% in 4Q 2013, leading to a 6.4% growth in the FY 2013. Volumes declined 1.4% (-3.2% in the full year) being more than offset by a 11.6% growth in net revenue per hectoliter (NR/hl) during the quarter (+9.9% for FY 2013), mainly driven by our revenue management initiatives across our operations, greater weight of direct distribution and higher share of premium in Brazil. Albeit consolidated volumes remained in negative territory, we saw an improvement versus last quarter trends in all divisions and, thanks to a solid NR/hl performance, (Brazil Beer +11.7%, Brazil CSD & NANC +13.1%, HILA-ex +5.5%, LAS +16.2% and Canada +2.5%), this was a quarter of top line growth in all our divisions (Brazil Beer +7.9%, Brazil CSD & NANC +11.8%, HILA-ex +20.9%, LAS +16.5%, while Canada +2.1%).

Cost of Goods Sold (COGS): COGS was up 6.8% in 4Q 2013 and 7.0% for the full year, whereas on a per hectoliter basis, costs increased 8.4% and 10.5%, respectively. Although currency hedges continued to be a headwind, our aluminum, barley, sugar and corn hedges once again helped to soften this pressure. The fourth quarter confirmed the improvement already seen in 3Q, with COGS/hl growing 8.5% in H2 versus 13.9% in H1.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 10.8% in the quarter and 7.9% in FY 2013. Given our front loaded commercial investments in the year, mainly during the FIFA Confederations Cup, our 4Q 2013 performance was positively impacted by lower year over year sales and marketing expenses, while administrative expenses were impacted by timing of variable compensation accruals, partially offset by our cost savings initiatives. Distribution costs were impacted by a higher weight of direct distribution in Brazil, which reached c.70% in 4Q this year and c.67% for FY 2013.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 18.0% in 4Q 2013, reaching R$ 6,453.7 million, which represents another improvement on the pace of year over year growth seen along the first three quarters of 2013 (1Q +2.6%, 2Q +6.8%, 3Q +9.5%), leading to a 10.5% growth in FY 2013, reaching R$ 17,485.1 million. Gross margin performance significantly improved in 4Q 2013 (ie, +90 basis points versus contraction in the first three quarters of the year), driven by expansion in Brazil Beer and all of our international divisions. Our strong finish to the year allowed us to achieve a Normalized EBITDA margin of 58.4% in the quarter (+400 bps expansion) and 50.3% for FY 2013 (+180 bps), also helped by a one-time gain of R$ 300 million in other operating income related to recovery of restricted funds in Brazil.

Operating Cash generation and Profit: Cash generated from our operations in 4Q 2013 improved 13.1% when compared to the same period last year, totalling R$ 8,386.3 million (R$ 17,377.3 million for the full year, was an increase of 10.1% when compared to 2012). Our Normalized Profit was R$ 4,766.6 million in the quarter, positively impacted by our operational performance and lower effective tax rate, reaching R$ 11,383.3 million in the full year. Normalized Earnings Per Share (EPS) corresponded to R$ 0.30 in the quarter and R$ 0.75 for FY 2013.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2012 (Q4 2012) or full year 2012 (FY 2012), as the case may be. Values in this release may not add up due to rounding.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 2

Financial highlights - Ambev consolidated	4Q12 Reference Base		% As	%	YTD12 Reference Base		% As	%
R$ million		4Q13	Reported	Organic		YTD13	Reported	Organic
Total volumes	49,700.3	48,988.6	-1.4%	-1.4%	169,839.4	165,169.2	-2.7%	-3.2%
Beer	35,990.8	35,267.7	-2.0%	-2.0%	122,478.6	118,811.3	-3.0%	-3.6%
CSD and NANC	13,709.5	13,720.8	0.1%	0.1%	47,360.8	46,357.9	-2.1%	-2.2%

Net sales	10,133.9	11,052.8	9.1%	10.0%	32,231.0	34,791.4	7.9%	6.4%
Gross profit	7,045.2	7,778.6	10.4%	11.4%	21,771.2	23,393.6	7.5%	6.1%
Gross margin	69.5%	70.4%	90 bps	90 bps	67.5%	67.2%	-30 bps	-10 bps
EBITDA	5,482.9	6,437.7	17.4%	18.0%	15,569.8	17,455.9	12.1%	10.6%
EBITDA margin	54.1%	58.2%	410 bps	390 bps	48.3%	50.2%	190 bps	190 bps
Normalized EBITDA	5,496.9	6,453.7	17.4%	18.0%	15,620.1	17,485.1	11.9%	10.5%
Normalized EBITDA margin	54.2%	58.4%	420 bps	400 bps	48.5%	50.3%	180 bps	180 bps
Profit	3,733.5	4,750.6	27.2%		10,420.6	11,354.1	9.0%
Normalized profit	3,747.5	4,766.6	27.2%		10,470.9	11,383.3	8.7%
No. of share outstanding (millions)	9,693.6	15,661.9			9,693.6	12,677.6
EPS (R$/shares)	0.23	0.30	27.6%		0.65	0.75	15.2%
Normalized EPS	0.23	0.30	27.3%		0.66	0.75	15.0%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

CAPEX, Pay-out and Financial discipline: During the fourth quarter of 2013 we invested R$ 1.4 billion in capital expenditures, totalling R$ 3.8 billion for the year, of which R$ 2.8 billion were invested in Brazil. During the year we increased our net cash position to R$ 8,680.4 million. Such position, however, does not account for the dividends and IOC payments of approximately R$ 4 billion announced on January 6, 2014 and paid as from January 23, 2014.

Management Comments

We had prepared ourselves for a challenging environment in 2013, but the scenario we have faced since the beginning of the year proved to be tougher than we had anticipated. Particularly in Brazil, poor weather, price increases above inflation to offset higher taxes since the end of 2012 and double-digit food inflation significantly impacted industry volumes. Nothwithstanding, we managed to grow our topline and Normalized EBITDA in each of the four quarters, reaching R$ 34,791.4 million (+6.4% versus FY 2012) and R$ 17,485.1 million (+10.5% versus last year), respectively, with a record EBITDA margin of 50.3% in the full year.

Our decision to react quickly and adjust our strategy already in the first quarter was key to improve our performance along the year and to deliver solid results. Regarding our execution through 2013, it’s important to highlight:

•         Main focus in our commercial strategies in Brazil continued to deliver results.

o    Our pack price strategy was a decisive tool to improve our top line performance in a profitable way by delivering to consumers more affordable packs in light of the short term pressure brought by higher food inflation and decelerating disposable income growth. The execution of our revenue management initiatives also made good progress, with the “Verão Sem Aumento” (“summer with no price increase”) campaign reaching more than 500 thousand retailers by the end of the year.

o    Our commercial priorities continued to outperform, with (i) our premium brands reaching more than 7% of our volumes in the 4Q 2013; (ii) within our returnable bottles strategy, the 1 liter and 300ml formats continued to grow volume and share; (iii) innovation playing an important role in our strategy to increase relevance in certain consumption occasions (mainly with Brahma 0.0% and Skol Beats Extreme launches); (iv) our operations in North & Northeast gaining market share in the year and (v) our CSD portfolio outperforming the industry and reaching an all time high 18.4% market share.

•         Cost management discipline continues to pay off. While investing in our brands for the future, we once again made use of our cost management capabilities, helping us to protect the profitability of our business. Continuously looking for gaps and benchmarking across our operations, we were able to expand our margins along the year.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 3

•         Our People make the difference. Our People are our main fortress and were decisive to quickly adapt and execute our strategy in a year that presented some important and greater than expected challenges. Our People’s permanent pursuit of better results and the commitment to great goals once again made the difference.

Looking at our divisional performance:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 4,567.6 million in the 4Q 2013 (+18.9%), totalling R$ 12,082.7 million in the full year (+10.1%), while EBITDA margin expanded 250 bps, reaching 54.8% for FY 2013.

o    Brazil Beer net revenue grew 7.9% in the quarter, with a volume decline of 3.4% more than offset by a NR/hl growth of 11.7%.

▪  Our volume performance was mainly driven by the softness in the Brazilian beer industry, which declined 2.8% in the fourth quarter (-3.5% for the year), as well as due to  our market share performance, which closed the quarter at 67.5% (67.9% for the full year).

▪  Net revenue per hectoliter increased a solid 11.7% in 4Q 2013, +9.3% in the year, benefiting from our revenue management initiatives, increased weight of direct distribution as well as greater weight of premium volumes.

▪  Our commercial strategies were once again decisive:

•         2013 was another year of growth for our premium brands, that reached c.7% of our volumes, with Original, Budweiser and Stella Artois brands growing double digit along the year,

•         The 1 liter and 300ml returnable glass bottles continued to increase their weight in our mix,

•         Innovation was led by Brahma 0.0% and Skol Beats Extreme, both growing at double digit rates and gaining share from other (non beer) liquids, and

•         While also impacted by negative volumes in the industry, we continued to gain share in our North and Northeast operations.

o    Our CSD & NANC operations in Brazil had another quarter of outperformance versus the industry. Our CSD market share reached 19.0% in the fourth quarter (+ 90bps yoy) and 18.4% in the year (+30bps), an all time high, driven by our marketing initiatives and innovations, mainly the 1 liter returnable glass bottle and our trade promotions. Net revenue grew 11.8% in the quarter, with a volume decline of 1.1% being more than offset by a strong 13.1% growth in NR/hl.

o    On the costs side, Brazil COGS/hl grew 11.8% in 4Q 2013 (Brazil Beer: +10.8%; Brazil CSD&NANC: +16.1%), an increase of 12.0% for the full year. Brazil Beer and CSD & NANC COGS were mainly impacted by a negative effect from our currency hedges. On the other hand, commodities hedges continued to be a tailwind.

o    SG&A (excluding depreciation and amortization) was 9.4% higher than in the fourth quarter of 2012 (+8.2% in FY 2013). Our sales and marketing expenses declined again in the fourth quarter, given the front loaded investments related to the FIFA Confederations World Cup concentrated in the second quarter. Our administrative costs finished the year growing 5.2% in the full year, below average inflation, benefiting from our cost saving initiatives. As we continued to capture direct distribution opportunities in Brazil, our distribution costs grew double digit while direct distribution weight reached c.70% in 4Q 2013 (c.67% FY2013), compared to c.65% in the last quarter of 2012.

•         HILA-ex.  EBITDA for the region totalled R$ 178.5 million in the quarter (+32.4%), with gross margin expanding 50 bps, and EBITDA margin growing 330 bps to 37.7%. In FY 2013, we delivered R$ 462.1 million of EBITDA, which represents +36.9% compared to last year, and an EBITDA margin of 32.1% (+490 bps).

o    4Q 2013 was another quarter of strong performance in the region. We continue to capture synergies from the Domican Republic operations as well as top line growth in Guatemala. NR increased 20.9% in the quarter driven by volume growth (+14.5%) and net revenues per hectoliter growth of 5.5%. Our plan for the region remains on track and we continue to look for top line opportunities as well as margin expansion.

•         LAS. EBITDA for the region totalled R$ 1,234.1 million in 4Q 2013 (+20.3%). Our gross margin expanded 450 bps and EBITDA margin grew 170 bps to 52.7%.

o    Volume performance in LAS continued to improve sequentially and expanded (+0.3%), after declining in the first three of 2013 (1Q -10.2%, 2Q -0.8%, 3Q -0.2%). Net revenue per hectoliter was up 16.2% (+16.2% for LAS Beer; +15.9% for LAS CSD & NANC) resulting in a strong top line growth of 16.5%. Despite the still challenging environment in Argentina, local beer industry grew during the quarter and we managed to increase our stake, reaching an all time high market share in December, while maintaining a healthy brand preference. Innovation continued to contribute to volume growth driven by Quilmes Night and Stella Artois Noire.

•         Canada. EBITDA grew 0.8% in the quarter, reaching R$ 473.5 million. Gross margin expanded 10 bps, but EBITDA margin contracted 50 bps to 44.0%.

o    We experienced volume decline of 0.4% in the quarter with an estimated market share of 40.0% in 4Q 2013. NR/hl increased 2.5% during the same period, as a result of our revenue management strategies and commitment to premiumization through innovation, clearly evident in Budweiser Crown, Bud Light Platinum, and the Alexander Keith’s Hop Series. Our focus brand performance, with Budweiser growing share in 4Q 2013 and strong performance from Bud Light, helped us to maintain our leading position in the Canadian market.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 4

2014 Outlook

As we leave a challenging year of negative industry volumes across our key markets, we believe on an improved scenario in 2014, particularly in Brazil, and continue to believe that our commercial strategies, disciplined execution and commited team will once again be decisive to our goal of delivering superior performance this year.

In Brazil, we see our main headwinds of last year dissipating: food inflation decelerating since 2Q 2013, the postponement of the federal tax increase in October 2013 supporting no real price increases by the industry and, given the poor weather faced in 2013, any return to normality should be a powerful tailwind. On top of that, the FIFA 2014 World Cup to be hosted in Brazil is expected to positively impact industry volumes, mainly during the 2Q 2014. As a result, we are confident the Brazilian beer industry will resume growth in 2014.

Regarding the FIFA 2014 World Cup, we have been preparing ourselves for a long time for this moment and we are ready to make the most out of it. Along with the 64 matches in the 12 host cities, we will have the chance to enhance the superior execution delivered in the 2013 FIFA Confederation Cup and make it even bigger and better. And we see the FIFA 2014 World Cup as a unique opportunity to leverage the equity of our brands, paving the way for next years growth as well.

Within our commercial priorities, (i) premium volumes and share are expected to continue to increase ; (ii) innovation will once again be our main tool to seek to overperform across different consumption occasions and to leverage our portfolio; (iii) North and Northeast operations will remain a priority; (iv) returnable glass bottles will also remain high in our agenda, specially with regards to 1 liter and 300ml bottles further expansion, and (v) CSD & NANC should continue to outpace industry growth with successful initiatives being expanded, such as the new Pepsi 1 liter returnable bottle.

In 2014, we will focus on continuing to manage the optimal balance between price/mix and volume in order to keep growing our top line in a profitable way. We expect net revenue in Brazil to grow high single to low double-digits in the full year, positively impacted by our revenue management initiatives, increased weight of direct distribution and the benefit of premium mix, as well as industry volume resuming growth.

On the cost side, COGS per hectoliter in Brazil should grow mid single-digit for the year, on a constant product mix, mainly impacted by the devaluation of the Brazilian Real during 2013 (our average implied foreign exchange hedge rate for 2014 is 2.19 BRL/USD, which compares to 1.93 BRL/USD in 2013), being partially offset by a positive effect from our commodities hedges.

Being an intrinsic part of our culture, we will keep looking for cost management opportunities, mainly in our fixed and “non-working money” base, while continuously investing in our brands and supporting our commercial actions. We expect our administrative expenses to grow below inflation while our sales and marketing expenses should grow double-digits, in connection with our investments related to the FIFA 2014 World Cup. Our distribution costs should also grow double-digits, as we continue to increase the weight of direct distribution including the carry over impact from last year and volumes resume growth. As a result, we expect SG&A expenses in Brazil to grow high single to low double-digits in 2014.

Regarding our international operations, (i) we continue to see great opportunites for organic and non-organic growth in our HILA-ex division, (ii) we are particularly excited with our Canadian operations for 2014 given the fact that as of March this year we will take over Corona distribution in the country and (iii) in LAS, despite challenging macro-economic conditions, we remain committed not only to our long-term goals in the Region but also confident on our ability to continuously deliver solid and profitable growth across our operations.

Finally, as we continue to pursue organic growth opportunities, we estimate capex in Brazil to be around the same levels we had in 2013.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 5

DISCLAIMERS

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, the predecessor cost accounting method was applied to all periods presented for comparability purposes, since the stock swap merger involved entities under common control.  For further information, please refer to footnote 1(c) to the quarterly financial information of Ambev S.A.

This document, originally released on February 26, 2014, was published again on March 24, 2014 to reflect the reclassification of dividends received and paid on a net basis in the statements of cash flow, as described in note 2 of the financial statements of Ambev S.A., also reissued on March 24, 2014 and available on the CVM and Ambev websites.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 6

Operating and Financial Highlights

Consolidated income statement	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Net revenue	10,133.9	(12.2)	(82.7)	1,013.9	11,052.8	9.1%	10.0%
Cost of goods sold (COGS)	(3,088.7)	(1.2)	27.1	(211.5)	(3,274.2)	6.0%	6.8%
Gross profit	7,045.2	(13.3)	(55.6)	802.4	7,778.6	10.4%	11.4%
Selling, general and administrative (SG&A)	(2,386.0)	14.4	21.3	(237.0)	(2,587.4)	8.4%	9.9%
Other operating income	304.2	(0.0)	0.6	438.3	743.0	144.3%	144.1%
Normalized operating income (normalized EBIT)	4,963.4	1.1	(33.8)	1,003.7	5,934.3	19.6%	20.2%
Special items above EBIT	(14.0)	(0.0)	(0.6)	(1.4)	(16.0)	14.8%	10.1%
Net finance results	(259.0)				(560.5)	116.4%
Share of results of associates	0.4				5.7	nm
Income tax expense	(957.3)				(613.0)	-36.0%
Profit	3,733.5				4,750.6	27.2%
Attributable to Ambev holders	2,262.5				4,665.5	106.2%
Attributable to non-controlling interests	1,471.0				85.1	-94.2%
Normalized profit	3,747.5				4,766.6	27.2%
Attributable to Ambev holders	2,276.5				4,681.5	105.6%

Normalized EBITDA	5,496.9	1.4	(34.3)	989.8	6,453.7	17.4%	18.0%

Consolidated income statement	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Net revenue	32,231.0	217.4	281.9	2,061.1	34,791.4	7.9%	6.4%
Cost of goods sold (COGS)	(10,459.8)	(104.3)	(98.3)	(735.5)	(11,397.8)	9.0%	7.0%
Gross profit	21,771.2	113.1	183.6	1,325.6	23,393.6	7.5%	6.1%
Selling, general and administrative (SG&A)	(8,954.5)	(14.0)	(105.9)	(687.9)	(9,762.2)	9.0%	7.7%
Other operating income	863.4	(4.1)	5.7	896.5	1,761.5	104.0%	103.8%
Normalized operating income (normalized EBIT)	13,680.2	95.1	83.5	1,534.1	15,392.9	12.5%	11.2%
Special items above EBIT	(50.4)	(1.3)	(1.0)	23.5	(29.2)	-42.0%	-46.6%
Net finance results	(889.7)				(1,563.4)	75.7%
Share of results of associates	0.5				11.4	nm
Income tax expense	(2,320.1)				(2,457.6)	5.9%
Profit	10,420.6				11,354.1	9.0%
Attributable to Ambev holders	6,327.3				9,535.0	50.7%
Attributable to non-controlling interests	4,093.3				1,819.1	-55.6%
Normalized profit	10,470.9				11,383.3	8.7%
Attributable to Ambev holders	6,377.6				9,564.2	50.0%

Normalized EBITDA	15,620.1	127.8	102.5	1,634.7	17,485.1	11.9%	10.5%

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 7

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Volume (million hectoliters)

Net revenues per HL (R$)	COGS per HL (R$)

Normalized EBITDA (R$ MM)	Normalized EBITDA margin (%)

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 8

Ambev Consolidated

We delivered during the quarter R$ 6,453.7 million of Normalized EBITDA (+18.0%), with net revenues growing 10.0%, COGS rising 6.8% and SG&A (excluding depreciation and amortization) increasing 10.8%.  Gross margin expanded 90 bps to 70.4%, while EBITDA margin expanded 400 bps to 58.4%. For the full year, EBITDA grew 10.5%.

Ambev results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	49,700.3		-	(711.7)	48,988.6	-1.4%	-1.4%
Net revenue	10,133.9	(12.2)	(82.7)	1,013.9	11,052.8	9.1%	10.0%
Net revenue/hl	203.9	(0.2)	(1.7)	23.7	225.6	10.7%	11.6%
COGS	(3,088.7)	(1.2)	27.1	(211.5)	(3,274.2)	6.0%	6.8%
COGS/hl	(62.1)	(0.0)	0.6	(5.2)	(66.8)	7.5%	8.4%
Gross profit	7,045.2	(13.3)	(55.6)	802.4	7,778.6	10.4%	11.4%
Gross margin	69.5%				70.4%	90 bps	90 bps
SG&A excl. deprec.&amort.	(2,225.9)	14.5	20.7	(240.6)	(2,431.3)	9.2%	10.8%
SG&A deprec.&amort.	(160.1)	(0.1)	0.6	3.6	(156.1)	-2.5%	-2.2%
SG&A total	(2,386.0)	14.4	21.3	(237.0)	(2,587.4)	8.4%	9.9%
Other operating income	304.2	(0.0)	0.6	438.3	743.0	144.3%	144.1%
Normalized EBIT	4,963.4	1.1	(33.8)	1,003.7	5,934.3	19.6%	20.2%
Normalized EBIT margin	49.0%				53.7%	470 bps	450 bps
Normalized EBITDA	5,496.9	1.4	(34.3)	989.8	6,453.7	17.4%	18.0%
Normalized EBITDA margin	54.2%				58.4%	420 bps	400 bps

Ambev results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	169,839.4	780.5	-	(5,450.7)	165,169.2	-2.7%	-3.2%
Net revenue	32,231.0	217.4	281.9	2,061.1	34,791.4	7.9%	6.4%
Net revenue/hl	189.8	0.4	1.7	18.8	210.6	11.0%	9.9%
COGS	(10,459.8)	(104.3)	(98.3)	(735.5)	(11,397.8)	9.0%	7.0%
COGS/hl	(61.6)	(0.3)	(0.6)	(6.5)	(69.0)	12.0%	10.5%
Gross profit	21,771.2	113.1	183.6	1,325.6	23,393.6	7.5%	6.1%
Gross margin	67.5%				67.2%	-30 bps	-10 bps
SG&A excl. deprec.&amort.	(8,336.7)	(6.7)	(102.1)	(655.0)	(9,100.5)	9.2%	7.9%
SG&A deprec.&amort.	(617.7)	(7.3)	(3.8)	(32.9)	(661.8)	7.1%	5.3%
SG&A total	(8,954.5)	(14.0)	(105.9)	(687.9)	(9,762.2)	9.0%	7.7%
Other operating income	863.4	(4.1)	5.7	896.5	1,761.5	104.0%	103.8%
Normalized EBIT	13,680.2	95.1	83.5	1,534.1	15,392.9	12.5%	11.2%
Normalized EBIT margin	42.4%				44.2%	180 bps	200 bps
Normalized EBITDA	15,620.1	127.8	102.5	1,634.7	17,485.1	11.9%	10.5%
Normalized EBITDA margin	48.5%				50.3%	180 bps	180 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 9

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-ex operations. LAN EBITDA for the quarter totalled R$ 4,746.1 million (+19.3%), with an EBITDA margin expansion of 530 bps to 62.2%.  For the full year, LAN delivered an EBITDA of R$ 12,544.8 million (+10.7%) reaching an EBITDA margin of 53.4%.

As previously mentioned, as from January 1, 2013 the results of our Peruvian and Ecuadorian operations are reported as part of Latin America South.  To that effect, we have included restated figures for LAN and LAS, as if this change had been in place since January 1, 2012.

LAN Result	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	36,162.6		-	(732.4)	35,430.2	-2.0%	-2.0%
Net revenue	6,976.4	3.1	14.1	641.4	7,635.0	9.4%	9.2%
Net revenue/hl	192.9	0.1	0.4	22.1	215.5	11.7%	11.5%
COGS	(2,028.2)	(1.2)	(5.7)	(193.2)	(2,228.2)	9.9%	9.5%
COGS/hl	(56.1)	(0.0)	(0.2)	(6.6)	(62.9)	12.1%	11.8%
Gross profit	4,948.2	1.9	8.4	448.2	5,406.8	9.3%	9.1%
Gross margin	70.9%				70.8%	-10 bps	-10 bps
SG&A excl. deprec.&amort.	(1,511.8)	(0.8)	(3.7)	(135.3)	(1,651.5)	9.2%	8.9%
SG&A deprec.&amort.	(125.7)	(0.1)	(0.4)	9.3	(116.9)	-7.0%	-7.4%
SG&A total	(1,637.5)	(0.8)	(4.0)	(126.0)	(1,768.4)	8.0%	7.7%
Other operating income	281.7	(0.0)	(0.1)	452.6	734.2	160.6%	160.7%
Normalized EBIT	3,592.4	1.1	4.3	774.8	4,372.6	21.7%	21.6%
Normalized EBIT margin	51.5%				57.3%	580 bps	580 bps
Normalized EBITDA	3,970.7	1.4	5.8	768.2	4,746.1	19.5%	19.3%
Normalized EBITDA margin	56.9%				62.2%	530 bps	530 bps

LAN Result	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	122,382.2	780.5	-	(4,046.4)	119,116.3	-2.7%	-3.3%
Net revenue	21,949.5	278.5	53.4	1,198.3	23,479.7	7.0%	5.5%
Net revenue/hl	179.4	1.1	0.4	16.2	197.1	9.9%	9.0%
COGS	(6,865.7)	(104.3)	(26.8)	(555.8)	(7,552.6)	10.0%	8.1%
COGS/hl	(56.1)	(0.5)	(0.2)	(6.6)	(63.4)	13.0%	11.7%
Gross profit	15,083.8	174.2	26.6	642.5	15,927.1	5.6%	4.3%
Gross margin	68.7%				67.8%	-90 bps	-80 bps
SG&A excl. deprec.&amort.	(5,666.6)	(67.7)	(17.4)	(424.3)	(6,176.0)	9.0%	7.5%
SG&A deprec.&amort.	(472.1)	(7.3)	(1.6)	(22.7)	(503.7)	6.7%	4.8%
SG&A total	(6,138.6)	(75.0)	(19.0)	(447.0)	(6,679.7)	8.8%	7.3%
Other operating income	840.1	(4.1)	(0.1)	932.1	1,767.9	110.4%	110.9%
Normalized EBIT	9,785.2	95.1	7.4	1,127.6	11,015.3	12.6%	11.5%
Normalized EBIT margin	44.6%				46.9%	230 bps	250 bps
Normalized EBITDA	11,209.4	127.8	12.5	1,195.1	12,544.8	11.9%	10.7%
Normalized EBITDA margin	51.1%				53.4%	230 bps	250 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 10

Ambev Brasil

We delivered R$ 4,567.6 million (+18.9%) of Normalized EBITDA in Brazil, with an EBITDA margin expansion of 560 bps to 63.8%.  For the full year, EBITDA grew 10.1%, with an EBITDA margin of 54.8%, which represents an expansion of 250 bps.

Net revenue grew 8.5% in the quarter, with negative volumes of 2.8% being more than offset by a solid NR/hl growth of 11.6%. During the year, our net revenue increased 5.1%, with volumes down 3.7% and NR/hl growing 9.1%, in line with our guidance of high single-digit growth.

COGS/hl increased 11.8% in the 4Q 2013, leading to a 12.0% growth in FY 2013, consistent with our estimate of high single to low double-digit growth. SG&A expenses (excluding depreciation and amortization) were 9.4% higher in quarter, growing 8.2% during the FY 2013, above our expectation of cash SG&A growing below inflation due to higher than anticipated increase in the weight of direct distribution.

Ambev Brazil results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	34,622.1	-	-	(956.1)	33,666.0	-2.8%	-2.8%
Net revenue	6,599.4	-	-	562.6	7,162.0	8.5%	8.5%
Net revenue/hl	190.6	-	-	22.1	212.7	11.6%	11.6%
COGS	(1,877.4)	-	-	(164.0)	(2,041.4)	8.7%	8.7%
COGS/hl	(54.2)	-	-	(6.4)	(60.6)	11.8%	11.8%
Gross profit	4,722.0	-	-	398.6	5,120.6	8.4%	8.4%
Gross margin	71.6%	-	0.0%	0.0%	71.5%	-10 bps	-10 bps
SG&A excl. deprec.&amort.	(1,389.3)	-	-	(131.2)	(1,520.5)	9.4%	9.4%
SG&A deprec.&amort.	(113.0)	-	-	7.7	(105.4)	-6.8%	-6.8%
SG&A total	(1,502.4)	-	-	(123.5)	(1,625.9)	8.2%	8.2%
Other operating income	279.2	-	-	458.7	737.9	164.3%	164.3%
Normalized EBIT	3,498.8	-	-	733.8	4,232.6	21.0%	21.0%
Normalized EBIT margin	53.0%	-	0.0%	0.0%	59.1%	610 bps	610 bps
Normalized EBITDA	3,841.3	-	-	726.3	4,567.6	18.9%	18.9%
Normalized EBITDA margin	58.2%	-	0.0%	0.0%	63.8%	560 bps	560 bps

Ambev Brazil results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	117,486.6	-	-	(4,338.6)	113,148.0	-3.7%	-3.7%
Net revenue	20,977.8	-	-	1,063.0	22,040.8	5.1%	5.1%
Net revenue/hl	178.6	-	-	16.2	194.8	9.1%	9.1%
COGS	(6,409.8)	-	-	(502.0)	(6,911.8)	7.8%	7.8%
COGS/hl	(54.6)	-	-	(6.5)	(61.1)	12.0%	12.0%
Gross profit	14,568.0	-	-	561.0	15,129.0	3.9%	3.9%
Gross margin	69.4%	-	0.0%	0.0%	68.6%	-80 bps	-80 bps
SG&A excl. deprec.&amort.	(5,312.6)	-	-	(434.1)	(5,746.6)	8.2%	8.2%
SG&A deprec.&amort.	(435.1)	-	-	(23.7)	(458.8)	5.4%	5.4%
SG&A total	(5,747.7)	-	-	(457.8)	(6,205.4)	8.0%	8.0%
Other operating income	836.4	-	-	939.0	1,775.4	112.3%	112.3%
Normalized EBIT	9,656.7	-	-	1,042.3	10,699.0	10.8%	10.8%
Normalized EBIT margin	46.0%	-	0.0%	0.0%	48.5%	250 bps	250 bps
Normalized EBITDA	10,974.3	-	-	1,108.4	12,082.7	10.1%	10.1%
Normalized EBITDA margin	52.3%	-	0.0%	0.0%	54.8%	250 bps	250 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 10

Beer Brazil

In the 4Q 2013, EBITDA for Beer Brazil was R$ 3,861.1 million (+17.3%) with an EBITDA margin of 64.2% (+510 bps), while for the full year EBITDA increased 9.8% and EBITDA margin reached 55.6% (+270 bps).

Beer Brazil net revenue grew 7.9% in the quarter, with a volume decline of 3.4% more than offset by a NR/hl growth of 11.7%. During FY 2013, our net revenue increased 4.6%, with volumes down 4.3% and NR/hl up 9.3%. Our volume performance was mainly driven by the softness in the Brazilian beer industry, which declined 2.8% in the fourth quarter (-3.5% for the year), as well as due to  our market share performance, which closed the quarter at 67.5% (67.9% for the full year). The solid NR/hl performance benefited from our revenue management strategy, increased weight of direct distribution as well as greater weight of premium volumes.

COGS/hl increased 10.8% in the quarter and 11.3% in the year, impacted by headwinds from currency hedges and higher industrial depreciation partially offset by lower commodity prices. SG&A (excluding depreciation and amortization) expenses were 7.1% higher than 4Q 2012 (+7.7% in FY 2013), driven mainly by increased weight of our direct distribution and variable compensation accruals in the last quarter, partially offset by lower commercial expenses and successful implementation of our “non-working money” savings initiatives.

Beer Brazil results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	25,501.3	-	-	(855.2)	24,646.2	-3.4%	-3.4%
Net revenue	5,570.9	-	-	440.8	6,011.7	7.9%	7.9%
Net revenue/hl	218.5	-	-	25.5	243.9	11.7%	11.7%
COGS	(1,480.5)	-	-	(105.4)	(1,585.9)	7.1%	7.1%
COGS/hl	(58.1)	-	-	(6.3)	(64.3)	10.8%	10.8%
Gross profit	4,090.4	-	-	335.4	4,425.8	8.2%	8.2%
Gross margin	73.4%	-	0.0%	0.0%	73.6%	20 bps	20 bps
SG&A excl. deprec.&amort.	(1,248.0)	-	-	(88.1)	(1,336.0)	7.1%	7.1%
SG&A deprec.&amort.	(85.8)	-	-	6.0	(79.8)	-7.0%	-7.0%
SG&A total	(1,333.8)	-	-	(82.0)	(1,415.8)	6.2%	6.2%
Other operating income	252.2	-	-	322.6	574.8	127.9%	127.9%
Normalized EBIT	3,008.8	-	-	576.0	3,584.8	19.1%	19.1%
Normalized EBIT margin	54.0%	-	0.0%	0.0%	59.6%	560 bps	560 bps
Normalized EBITDA	3,290.3	-	-	570.8	3,861.1	17.3%	17.3%
Normalized EBITDA margin	59.1%	-	0.0%	0.0%	64.2%	510 bps	510 bps

Beer Brazil results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	86,692.2	-	-	(3,718.3)	82,973.9	-4.3%	-4.3%
Net revenue	17,598.3	-	-	808.9	18,407.2	4.6%	4.6%
Net revenue/hl	203.0	-	-	18.8	221.8	9.3%	9.3%
COGS	(4,995.8)	-	-	(327.9)	(5,323.7)	6.6%	6.6%
COGS/hl	(57.6)	-	-	(6.5)	(64.2)	11.3%	11.3%
Gross profit	12,602.5	-	-	481.0	13,083.4	3.8%	3.8%
Gross margin	71.6%	-	0.0%	0.0%	71.1%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(4,697.8)	-	-	(363.8)	(5,061.6)	7.7%	7.7%
SG&A deprec.&amort.	(330.8)	-	-	(15.9)	(346.8)	4.8%	4.8%
SG&A total	(5,028.6)	-	-	(379.8)	(5,408.4)	7.6%	7.6%
Other operating income	650.9	-	-	758.9	1,409.8	116.6%	116.6%
Normalized EBIT	8,224.8	-	-	860.1	9,084.8	10.5%	10.5%
Normalized EBIT margin	46.7%	-	0.0%	0.0%	49.4%	270 bps	270 bps
Normalized EBITDA	9,312.8	-	-	917.0	10,229.8	9.8%	9.8%
Normalized EBITDA margin	52.9%	-	0.0%	0.0%	55.6%	270 bps	270 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 12

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA  was R$ 706.5 million (+28.2%) in the quarter, with an expansion of 780 bps in EBITDA margin to 61.4%.  During FY 2013, CSD & NANC Brazil EBITDA was up 11.5%, reaching an EBITDA margin of 51.0% (+180 bps expansion).

Top line growth improved in the last quarter (net revenue +11.8% 4Q 2013, +7.5% FY 2013), as volumes declined 1.1% (-2.0% FY 2013) while our NR/hl increased a solid 13.1% (+9.7% FY 2013). This was another quarter of outperformance of our CSD compared to the industry as our market share grew 90bps reaching 19.0% in the quarter and a full year all time high of 18.4% in FY2013. This performance was mainly driven by our marketing initiatives, targeted promotions and successful innovations, such as the 1 liter returnable bottle for Guaraná Antarctica, now being also launched for Pepsi.

COGS/hl increased 16.1% in the quarter and 14.6% in the year as currency hedges continued to negatively impact our costs, partially offset by commodities hedges. As for SG&A (excluding depreciation & amortization) expenses, increased weight of direct distribution and variable compensation accruals explain most of the year over year growth in the quarter (+30.5%, +11.4% FY 2013).

CSD&Nanc Brazil results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	9,120.8	-	-	(100.9)	9,019.9	-1.1%	-1.1%
Net revenue	1,028.5	-	-	121.8	1,150.3	11.8%	11.8%
Net revenue/hl	112.8	-	-	14.8	127.5	13.1%	13.1%
COGS	(396.9)	-	-	(58.6)	(455.5)	14.8%	14.8%
COGS/hl	(43.5)	-	-	(7.0)	(50.5)	16.1%	16.1%
Gross profit	631.6	-	-	63.2	694.8	10.0%	10.0%
Gross margin	61.4%	-	0.0%	0.0%	60.4%	-100 bps	-100 bps
SG&A excl. deprec.&amort.	(141.4)	-	-	(43.1)	(184.5)	30.5%	30.5%
SG&A deprec.&amort.	(27.2)	-	-	1.6	(25.6)	-6.0%	-6.0%
SG&A total	(168.6)	-	-	(41.5)	(210.1)	24.6%	24.6%
Other operating income	26.9	-	-	136.1	163.0	nm	nm
Normalized EBIT	490.0	-	-	157.8	647.8	32.2%	32.2%
Normalized EBIT margin	47.6%	-	0.0%	0.0%	56.3%	870 bps	870 bps
Normalized EBITDA	551.0	-	-	155.5	706.5	28.2%	28.2%
Normalized EBITDA margin	53.6%	-	0.0%	0.0%	61.4%	780 bps	780 bps

CSD&Nanc Brazil results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As Reported	% Organic
R$ million
Volume ('000 hl)	30,794.4	-	-	(620.3)	30,174.1	-2.0%	-2.0%
Net revenue	3,379.6	-	-	254.1	3,633.7	7.5%	7.5%
Net revenue/hl	109.7	-	-	10.7	120.4	9.7%	9.7%
COGS	(1,414.0)	-	-	(174.1)	(1,588.1)	12.3%	12.3%
COGS/hl	(45.9)	-	-	(6.7)	(52.6)	14.6%	14.6%
Gross profit	1,965.5	-	-	80.0	2,045.6	4.1%	4.1%
Gross margin	58.2%	-	0.0%	0.0%	56.3%	-190 bps	-190 bps
SG&A excl. deprec.&amort.	(614.8)	-	-	(70.2)	(685.0)	11.4%	11.4%
SG&A deprec.&amort.	(104.3)	-	-	(7.7)	(112.0)	7.4%	7.4%
SG&A total	(719.1)	-	-	(78.0)	(797.1)	10.8%	10.8%
Other operating income	185.5	-	-	180.1	365.6	97.1%	97.1%
Normalized EBIT	1,431.9	-	-	182.2	1,614.1	12.7%	12.7%
Normalized EBIT margin	42.4%	-	0.0%	0.0%	44.4%	200 bps	200 bps
Normalized EBITDA	1,661.5	-	-	191.4	1,852.9	11.5%	11.5%
Normalized EBITDA margin	49.2%	-	0.0%	0.0%	51.0%	180 bps	180 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 13

HILA-ex

Our operations in HILA-ex delivered an EBITDA of R$ 178.5 million (+32.4%).  EBITDA margin expanded 330 bps to 37.7%.  During FY 2013, HILA-ex generated R$ 462.1 million of EBITDA (+36.9%), with an EBITDA margin of 32.1% (+490 bps).

Our HILA-ex top line performance accelerated in the last quarter with volumes growing 14.5% and NR/hl +5.5%, leading to a 20.9% net revenue growth (13.9% in the full year). Dominican Republic delivered another quarter of strong top line growth, both through volumes (double-digit increase) and NR/hl, and solid EBITDA margin expansion. Our Guatemalan operation continues to grow and our plans for further expanding into other islands in the Caribbean remain on track. COGS per hectoliter rose 4.1%, while SG&A (excluding depreciation and amortization) increased 3.3%.

HILA-Ex results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume total ('000 hl)	1,540.5		-	223.7	1,764.1	14.5%	14.5%
Beer volume ('000 hl)	1,254.4		-	112.1	1,366.6	8.9%	8.9%
CSD volume ('000 hl)	286.1		-	111.5	397.6	39.0%	39.0%
Net revenue	376.9	3.1	14.1	78.8	473.0	25.5%	20.9%
Net revenue/hl	244.7	2.0	8.0	13.4	268.1	9.6%	5.5%
COGS	(150.8)	(1.2)	(5.7)	(29.2)	(186.8)	23.9%	19.3%
COGS/hl	(97.9)	(0.8)	(3.2)	(4.0)	(105.9)	8.2%	4.1%
Gross profit	226.1	1.9	8.4	49.6	286.1	26.5%	21.9%
Gross margin	60.0%	-	0.0%	0.0%	60.5%	50 bps	50 bps
SG&A excl. deprec.&amort.	(122.4)	(0.8)	(3.7)	(4.1)	(130.9)	6.9%	3.3%
SG&A deprec.&amort.	(12.7)	(0.1)	(0.4)	1.6	(11.6)	-9.0%	-12.4%
SG&A total	(135.1)	(0.8)	(4.0)	(2.5)	(142.5)	5.4%	1.8%
Other operating income/expenses	2.5	(0.0)	(0.1)	(6.1)	(3.7)	nm	nm
Normalized EBIT	93.6	1.1	4.3	41.0	140.0	49.6%	43.8%
Normalized EBIT margin	24.8%	-	0.0%	0.0%	29.6%	480 bps	470 bps
Normalized EBITDA	129.4	1.4	5.8	41.9	178.5	38.0%	32.4%
Normalized EBITDA margin	34.3%	-	0.0%	0.0%	37.7%	340 bps	330 bps

HILA-Ex results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume total ('000 hl)	4,895.6	780.5	-	292.2	5,968.3	21.9%	6.0%
Beer volume ('000 hl)	3,685.2	724.2	-	199.8	4,609.1	25.1%	5.4%
CSD volume ('000 hl)	1,210.3	56.4	-	92.4	1,359.1	12.3%	7.6%
Net revenue	971.7	278.5	53.4	135.3	1,438.9	48.1%	13.9%
Net revenue/hl	198.5	21.8	8.9	11.9	241.1	21.5%	6.0%
COGS	(455.9)	(104.3)	(26.8)	(53.8)	(640.8)	40.6%	11.8%
COGS/hl	(93.1)	(5.6)	(4.5)	(4.2)	(107.4)	15.3%	4.5%
Gross profit	515.8	174.2	26.6	81.5	798.1	54.7%	15.8%
Gross margin	53.1%		0.0%	0.0%	55.5%	240 bps	90 bps
SG&A excl. deprec.&amort.	(354.0)	(67.7)	(17.4)	9.8	(429.4)	21.3%	-2.8%
SG&A deprec.&amort.	(37.0)	(7.3)	(1.6)	1.0	(44.9)	21.4%	-2.8%
SG&A total	(391.0)	(75.0)	(19.0)	10.8	(474.2)	21.3%	-2.8%
Other operating income/expenses	3.7	(4.1)	(0.1)	(7.0)	(7.5)	nm	-187.7%
Normalized EBIT	128.5	95.1	7.4	85.4	316.4	146.2%	66.4%
Normalized EBIT margin	13.2%		0.0%	0.0%	22.0%	880 bps	610 bps
Normalized EBITDA	235.1	127.8	12.5	86.8	462.1	96.6%	36.9%
Normalized EBITDA margin	24.2%		0.0%	0.0%	32.1%	790 bps	490 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 14

Latin America South (LAS)

As from January 1, 2013 our LAS region includes the operations for Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

LAS EBITDA grew 20.3% during 4Q 2013, reaching R$ 1,234.1 million, with an EBITDA margin of 52.7% (+170 bps). For the full year, our EBITDA increased 16.9% to R$ 3,150.4 million, and margin expanded 110 bps up to 44.7%.

During 4Q 2013, we continued to improve our top line (NR +16.5%). Volumes grew 0.3% after declining in the last three quarters, with innovation playing an important role both in Beer and CSD. Meanwhile, our NR/hl strategy in the region continued to deliver strong results, growing 16.2% (LAS Beer: +16.2%; LAS CSD & NANC: +15.9%).

During the quarter, COGS/hl grew 1.5% (1Q +13.4%, 2Q +15.0%, 3Q 13.5%) impacted by labor-related costs partially offset by commodities tailwind. Meanwhile, SG&A (excluding depreciation and amortization) expenses increased 23.4% mainly as a result of higher distribution expenses (freight and labor) in Argentina.

LAS Result	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	11,347.7	-	-	29.9	11,377.6	0.3%	0.3%
Net revenue	2,126.2	-	(135.7)	351.3	2,341.8	10.1%	16.5%
Net revenue/hl	187.4	-	(11.9)	30.4	205.8	9.9%	16.2%
COGS	(759.1)	-	44.9	(13.5)	(727.7)	-4.1%	1.8%
COGS/hl	(66.9)	-	3.9	(1.0)	(64.0)	-4.4%	1.5%
Gross profit	1,367.1	-	(90.9)	337.9	1,614.1	18.1%	24.7%
Gross margin	64.3%	-	0.0%	0.0%	68.9%	460 bps	450 bps
SG&A excl. deprec.&amort.	(394.7)	-	35.4	(92.4)	(451.7)	14.4%	23.4%
SG&A deprec.&amort.	(20.2)	-	1.6	(3.0)	(21.6)	7.0%	14.8%
SG&A total	(414.9)	-	37.0	(95.4)	(473.3)	14.1%	23.0%
Other operating income/expenses	11.8	-	0.7	(4.2)	8.3	-29.7%	-35.2%
Normalized EBIT	964.0	-	(53.2)	238.3	1,149.1	19.2%	24.7%
Normalized EBIT margin	45.3%	-	0.0%	0.0%	49.1%	380 bps	320 bps
Normalized EBITDA	1,074.3	-	(58.2)	217.9	1,234.1	14.9%	20.3%
Normalized EBITDA margin	50.5%	-	0.0%	0.0%	52.7%	220 bps	170 bps

LAS results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	38,096.5	-	-	(1,178.8)	36,917.7	-3.1%	-3.1%
Net revenue	6,250.7	-	(77.1)	878.1	7,051.7	12.8%	14.0%
Net revenue/hl	164.1	-	(2.1)	29.0	191.0	16.4%	17.7%
COGS	(2,449.7)	-	16.6	(171.9)	(2,605.0)	6.3%	7.0%
COGS/hl	(64.3)	-	0.4	(6.7)	(70.6)	9.7%	10.4%
Gross profit	3,801.1	-	(60.6)	706.1	4,446.7	17.0%	18.6%
Gross margin	60.8%	-	0.0%	0.0%	63.1%	230 bps	240 bps
SG&A excl. deprec.&amort.	(1,355.4)	-	15.8	(228.8)	(1,568.4)	15.7%	16.9%
SG&A deprec.&amort.	(97.7)	-	1.8	(7.3)	(103.2)	5.7%	7.5%
SG&A total	(1,453.1)	-	17.6	(236.1)	(1,671.6)	15.0%	16.2%
Other operating income/expenses	7.4	-	5.7	(25.5)	(12.3)	nm	nm
Normalized EBIT	2,355.5	-	(37.3)	444.6	2,762.8	17.3%	18.9%
Normalized EBIT margin	37.7%	-	0.0%	0.0%	39.2%	150 bps	160 bps
Normalized EBITDA	2,727.0	-	(36.2)	459.7	3,150.4	15.5%	16.9%
Normalized EBITDA margin	43.6%	-	0.0%	0.0%	44.7%	110 bps	110 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 15

LAS Beer

Our LAS Beer division delivered an EBITDA of R$ 1,045.5 million (+13.4%) for the quarter, with EBITDA margin contracting 180 bps to 59.4%. In FY 2013, EBITDA reached R$ 2,777.3 million (+14.6%) and EBITDA margin contracted to 53.9% (-30 bps).

Beer volumes were up by 0.4% in the quarter (-2.8% in FY 2013). Despite the continued tough macro-economic environment in Argentina, beer industry expanded in 4Q 2013 and we also managed to achieve solid market share as a result of strong performance from Stella Artois and Brahma.

We also continued to successfully execute our revenue management strategy in the region, leading to a 16.2% improvement in our net revenue per hectoliter result.

COGS/Hl grew 5.7% in the quarter due mostly to higher packaging and labor-related costs, while SG&A (excluding depreciation and amortization) expenses increased 28.4%, given higher labor costs and freight expenses in Argentina.

LAS Beer	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	7,045.1	-	-	29.1	7,074.2	0.4%	0.4%
Net revenue	1,570.2	-	(73.6)	262.6	1,759.3	12.0%	16.7%
Net revenue/hl	222.9	-	(10.4)	36.2	248.7	11.6%	16.2%
COGS	(437.2)	-	15.1	(27.0)	(449.1)	2.7%	6.2%
COGS/hl	(62.1)	-	2.1	(3.6)	(63.5)	2.3%	5.7%
Gross profit	1,133.0	-	(58.5)	235.7	1,310.2	15.6%	20.8%
Gross margin	72.2%	-	0.0%	0.0%	74.5%	230 bps	250 bps
SG&A excl. deprec.&amort.	(266.5)	-	19.8	(75.8)	(322.5)	21.0%	28.4%
SG&A deprec.&amort.	(12.1)	-	0.8	(0.6)	(11.9)	-1.6%	4.9%
SG&A total	(278.6)	-	20.6	(76.4)	(334.4)	20.0%	27.4%
Other operating income/expenses	17.4	-	1.3	(15.0)	3.7	-78.5%	-86.1%
Normalized EBIT	871.9	-	(36.6)	144.2	979.5	12.3%	16.5%
Normalized EBIT margin	55.5%	-	0.0%	0.0%	55.7%	20 bps	-10 bps
Normalized EBITDA	957.4	-	(40.3)	128.4	1,045.5	9.2%	13.4%
Normalized EBITDA margin	61.0%	-	0.0%	0.0%	59.4%	-160 bps	-180 bps

LAS Beer	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	22,740.4	-	-	(647.4)	22,093.0	-2.8%	-2.8%
Net revenue	4,468.2	-	7.9	675.8	5,152.0	15.3%	15.1%
Net revenue/hl	196.5	-	0.4	36.3	233.2	18.7%	18.5%
COGS	(1,367.5)	-	(23.5)	(139.7)	(1,530.7)	11.9%	10.2%
COGS/hl	(60.1)	-	(1.1)	(8.1)	(69.3)	15.2%	13.4%
Gross profit	3,100.7	-	(15.6)	536.1	3,621.3	16.8%	17.3%
Gross margin	69.4%	-	0.0%	0.0%	70.3%	90 bps	130 bps
SG&A excl. deprec.&amort.	(908.9)	-	(1.6)	(163.7)	(1,074.3)	18.2%	18.0%
SG&A deprec.&amort.	(55.5)	-	0.2	(9.2)	(64.4)	16.2%	16.6%
SG&A total	(964.4)	-	(1.4)	(172.9)	(1,138.7)	18.1%	17.9%
Other operating income/expenses	9.6	-	5.9	(25.8)	(10.2)	nm	nm
Normalized EBIT	2,146.0	-	(11.0)	337.4	2,472.4	15.2%	15.7%
Normalized EBIT margin	48.0%	-	0.0%	0.0%	48.0%	bps	30 bps
Normalized EBITDA	2,431.5	-	(8.1)	353.9	2,777.3	14.2%	14.6%
Normalized EBITDA margin	54.4%	-	0.0%	0.0%	53.9%	-50 bps	-30 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 16

LAS CSD & NANC

EBITDA for LAS CSD & NANC reached R$ 188.6 million in 4Q 2013 (+76.3%) and EBITDA margin expanded 1100 bps.  In FY 2013, the division delivered an EBITDA of R$ 373.1 million (+35.8%) with EBITDA margin gaining 360 bps.

Despite the competitive environment in the CSD industry in Argentina, LAS CSD & NANC volumes remained stable during the quarter whilst we managed to increase top line (NR +16.0%). On the brands side, H2Oh! new flavors in Argentina continued to show strong performance.

COGS/hl decreased by 4.1% in the quarter mainly as a result of commodities tailwind, partially offset by higher labor costs. SG&A (excluding depreciation and amortization) growth of 13.5% is primarily explained by the impact of general inflation on labor costs, increasing our distribution and administrative expenses.

LAS CSD&Nanc	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	4,302.7	-	-	0.8	4,303.4	0.0%	0.0%
Net revenue	556.0	-	(62.2)	88.7	582.5	4.8%	16.0%
Net revenue/hl	129.2	-	(14.4)	20.6	135.4	4.8%	15.9%
COGS	(321.9)	-	30.2	13.2	(278.6)	-13.5%	-4.1%
COGS/hl	(74.8)	-	7.0	3.1	(64.7)	-13.5%	-4.1%
Gross profit	234.1	-	(32.0)	101.9	303.9	29.8%	43.5%
Gross margin	42.1%	-	0.0%	0.0%	52.2%	1010 bps	1000 bps
SG&A excl. deprec.&amort.	(128.2)	-	16.2	(17.2)	(129.2)	0.8%	13.5%
SG&A deprec.&amort.	(8.1)	-	0.8	(2.4)	(9.7)	19.6%	29.3%
SG&A total	(136.3)	-	17.0	(19.6)	(138.9)	1.9%	14.4%
Other operating income/expenses	(5.6)	-	(0.6)	10.8	4.6	-181.2%	-192.5%
Normalized EBIT	92.1	-	(15.6)	93.1	169.6	84.0%	101.0%
Normalized EBIT margin	16.6%	-	0.0%	0.0%	29.1%	1250 bps	1210 bps
Normalized EBITDA	117.0	-	(17.7)	89.3	188.6	61.2%	76.3%
Normalized EBITDA margin	21.0%	-	0.0%	0.0%	32.4%	1140 bps	1100 bps

LAS CSD&Nanc	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	15,356.1	-	-	(531.4)	14,824.7	-3.5%	-3.5%
Net revenue	1,782.5	-	(85.1)	202.2	1,899.7	6.6%	11.3%
Net revenue/hl	116.1	-	(5.7)	17.8	128.1	10.4%	15.3%
COGS	(1,082.2)	-	40.1	(32.2)	(1,074.3)	-0.7%	3.0%
COGS/hl	(70.5)	-	2.7	(4.7)	(72.5)	2.8%	6.7%
Gross profit	700.3	-	(45.0)	170.0	825.4	17.9%	24.3%
Gross margin	39.3%	-	0.0%	0.0%	43.4%	410 bps	460 bps
SG&A excl. deprec.&amort.	(446.5)	-	17.4	(65.1)	(494.2)	10.7%	14.6%
SG&A deprec.&amort.	(42.2)	-	1.5	1.9	(38.8)	-8.1%	-4.5%
SG&A total	(488.7)	-	18.9	(63.2)	(532.9)	9.1%	12.9%
Other operating income/expenses	(2.2)	-	(0.2)	0.3	(2.1)	-4.2%	-13.8%
Normalized EBIT	209.5	-	(26.3)	107.2	290.4	38.6%	51.2%
Normalized EBIT margin	11.8%	-	0.0%	0.0%	15.3%	350 bps	420 bps
Normalized EBITDA	295.5	-	(28.1)	105.8	373.1	26.3%	35.8%
Normalized EBITDA margin	16.6%	-	0.0%	0.0%	19.6%	300 bps	360 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 17

Canada

In Canada, we delivered R$ 473.5 million (+0.8%) of EBITDA for the quarter, and EBITDA margin contracted 50 bps to 44.0%.  For the full year, EBITDA reached R$ 1,789.9 million (-1.2%) and EBITDA margin was 42.0% (-30 bps).

After experiencing five quarters of contraction, the Canadian beer industry made some headway in 4Q 2013, returning to slight expansion with the cycling of easier comps from 4Q12 as a result of the hockey lockout last year. Market share is estimated to have declined sequentially by 20 bps driven by a decline of our non-focus brands. On the other hand, our light portfolio continues to deliver strong results driven by Bud Light, Bud Light Platinum, and Michelob Ultra, helping us to partially offset this decline and extend our leading position in the Canadian market. NR/hl growth accelerated in 4Q13 to +2.5% through consistent focus on the premium segment.

COGS/hl increased 2.0% in the quarter due to higher depreciation expenses partially offset by lower commodity costs and operational efficiencies. SG&A (excluding depreciation and amortization) expenses were impacted by phasing of pension and benefit expenses, increasing by 4.3% in the quarter.

Canada results	4Q12 Reference Base	Scope	Currency Translation	Organic Growth	4Q13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	2,190.0	-	-	(9.2)	2,180.8	-0.4%	-0.4%
Net revenue	1,031.4	(15.3)	38.9	21.1	1,076.1	4.3%	2.1%
Net revenue/hl	471.0	(7.0)	17.8	11.6	493.4	4.8%	2.5%
COGS	(301.4)	-	(12.0)	(4.8)	(318.3)	5.6%	1.6%
COGS/hl	(137.6)	-	(5.5)	(2.8)	(146.0)	6.0%	2.0%
Gross profit	730.0	(15.3)	26.8	16.3	757.8	3.8%	2.3%
Gross margin	70.8%	0.0%	0.0%	0.0%	70.4%	-40 bps	10 bps
SG&A excl. deprec.&amort.	(319.4)	15.3	(11.0)	(12.9)	(328.1)	2.7%	4.3%
SG&A deprec.&amort.	(14.2)	0.0%	(0.7)	(2.7)	(17.6)	23.7%	19.0%
SG&A total	(333.7)	15.3	(11.7)	(15.6)	(345.7)	3.6%	4.9%
Other operating income/expenses	10.7	-	(0.0)	(10.1)	0.6	-94.8%	-94.5%
Normalized EBIT	407.0	-	15.1	(9.5)	412.6	1.4%	-2.3%
Normalized EBIT margin	39.5%	0.0%	0.0%	0.0%	38.3%	-120 bps	-170 bps
Normalized EBITDA	451.8	-	18.0	3.6	473.5	4.8%	0.8%
Normalized EBITDA margin	43.8%	0.0%	0.0%	0.0%	44.0%	20 bps	-50 bps

Canada results	YTD12 Reference Base	Scope	Currency Translation	Organic Growth	YTD13	% As	%
R$ million						Reported	Organic
Volume ('000 hl)	9,360.7	-	-	(225.5)	9,135.2	-2.4%	-2.4%
Net revenue	4,030.8	(61.1)	305.6	(15.3)	4,260.1	5.7%	-0.4%
Net revenue/hl	430.6	(6.5)	33.5	8.8	466.3	8.3%	2.1%
COGS	(1,144.4)	-	(88.1)	(7.8)	(1,240.3)	8.4%	0.7%
COGS/hl	(122.3)	-	(9.6)	(3.9)	(135.8)	11.0%	3.2%
Gross profit	2,886.4	(61.1)	217.6	(23.1)	3,019.8	4.6%	-0.8%
Gross margin	71.6%	0.0%	0.0%	0.0%	70.9%	-70 bps	-30 bps
SG&A excl. deprec.&amort.	(1,314.8)	61.1	(100.4)	(1.9)	(1,356.1)	3.1%	0.2%
SG&A deprec.&amort.	(48.0)	0.0%	(4.0)	(2.9)	(54.9)	14.4%	6.1%
SG&A total	(1,362.8)	61.1	(104.4)	(4.9)	(1,411.0)	3.5%	0.4%
Other operating income/expenses	15.9	-	0.1	(10.1)	5.9	-62.8%	-63.7%
Normalized EBIT	1,539.6	-	113.3	(38.1)	1,614.8	4.9%	-2.5%
Normalized EBIT margin	38.2%	0.0%	0.0%	0.0%	37.9%	-30 bps	-80 bps
Normalized EBITDA	1,683.8	-	126.2	(20.2)	1,789.9	6.3%	-1.2%
Normalized EBITDA margin	41.8%	0.0%	0.0%	0.0%	42.0%	20 bps	-30 bps

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 18

Other operating income/ (expense)

Other operating income grew R$ 439 million, totalling R$ 743 million in 4Q 2013, as higher VAT government grants continued to positively impact our results along with a R$ 300 million one time gain related to recovery of restricted funds.

Other operating income/(expenses)	4Q12 Reference Base	4Q13	YTD12 Reference Base	YTD13

R$ million

Government grants/NPV of long term fiscal incentives	222.3	343.2	698.5	1,148.0
(Additions to)/reversals of provisions	(5.9)	(53.0)	(30.5)	(69.9)
Net gain on disposal of property, plant and equipment and intangible assets	29.4	7.2	36.4	24.3
Net other operating income	58.4	445.6	159.0	659.2

	304.2	743.0	863.4	1,761.5

Special items

During the fourth quarter we recorded an expense of R$ 16.0 million in special items (as compared to R$ 14.0 million in 4Q 2012) in connection with restructuring costs.  Year-to-date, special items resulted in an expense of R$ 29.2 million (vs. R$ 50.4 million in 2012).

Special items	4Q12 Reference Base	4Q13	YTD12 Reference Base	YTD13

R$ million

Restructuring	(14.0)	(16.0)	(31.3)	(29.2)
Acquisition of subsidiaries	-	-	(15.8)	-
Other special items	-	-	(3.3)	-

	(14.0)	(16.0)	(50.4)	(29.2)

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 19

Net finance results

Net finance results totalled an expense of R$ 560.5 million during the fourth quarter, mainly impacted by losses on non-derivative instruments and a one-time increase in other expenses, which were partially offset by better net interest results and gains on derivative instruments.

Net finance results	4Q12 Reference	4Q13	YTD12 Reference	YTD13
R$ million	Base		Base

Interest income	53.7	128.6	250.5	342.6
Interest expenses	(92.0)	(146.7)	(370.6)	(532.4)
Gains/(losses) on derivative instruments	(101.3)	2.0	(239.7)	(201.0)
Gains/(losses) on non-derivative instruments	(21.4)	(242.2)	(117.9)	(515.8)
Taxes on financial transactions	(19.9)	(20.9)	(109.5)	(86.4)
Interest on defined benefit liabilities	(19.3)	(20.8)	(82.0)	(86.5)
Other financial income/(expenses), net	(58.8)	(260.4)	(220.5)	(483.9)

Net finance results	(259.0)	(560.5)	(889.7)	(1,563.4)

As of December 31, 2013 we held a net cash position of R$ 8,680.4 million (up from R$ 6,307.1 million as of December 31, 2012).  Consolidated debt corresponded to R$ 2,894.1 million (a decrease of R$ 249.6 million since December 2012) whereas cash and cash equivalents totalled R$ 11,285.8 million, up from R$ 8,974.2 million at the end of 2012.

	December 2012			December 13
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	667.4	1,756.4	2,423.8	574.9	1,361.8	1,936.7
Foreign Currency	170.4	549.6	720.0	465.7	491.7	957.4
Consolidated Debt	837.8	2,306.0	3,143.7	1,040.6	1,853.5	2,894.1

Cash and Cash Equivalents			8,974.2			11,285.8
Current Investment Securities			476.6			288.6

Net Debt/ (Cash)			(6,307.1)			(8,680.4)

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 20

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 33.6% versus 30.3% in 4Q 2012.  Our effective tax rate was 11.4% (versus the tough comp of 20.4% in the fourth quarter of 2012), impacted mostly by the interest on capital during the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

	4Q12		YTD12
Income tax and social contribution	Reference	4Q13	Reference	YTD13
R$ million	Base		Base

Profit before tax	4,690.8	5,363.6	12,740.6	13,811.7

Adjustment on taxable basis
Non-taxable net financial and other income	(157.4)	(392.2)	(504.9)	(631.6)
Goverment grants (VAT)	(162.6)	(262.5)	(531.7)	(794.1)
Share of results of associates	(0.4)	(5.7)	(0.5)	(11.4)
Expenses not deductible for tax purposes	507.7	302.8	663.3	375.5
	4,878.2	5,005.9	12,366.9	12,750.1
Aggregated weighted nominal tax rate	30.3%	33.6%	32.1%	33.0%
Taxes – nominal rate	(1,479.6)	(1,681.4)	(3,970.0)	(4,211.9)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	141.6	732.0	542.0	860.6
Tax benefit - amortization on tax books	59.1	96.0	149.7	283.8
Other tax adjustments	321.6	240.5	958.2	610.0
Income tax and social contribution expense	(957.3)	(613.0)	(2,320.1)	(2,457.6)
Effective tax rate	20.4%	11.4%	18.2%	17.8%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2013.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,693,687,610	61.9%
FAHZ	1,501,432,405	9.6%
Market	4,467,805,958	28.5%
Outstanding	15,662,925,973	100.0%
Treasury	1,353,637
TOTAL	15,664,279,610
Free float BM&FBovespa	3,092,025,478	19.7%
Free float NYSE	1,375,780,480	8.8%

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 21

Reconciliation between normalized EBITIDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q12 Reference Base	4Q13	YTD12 Reference Base	YTD13
Profit - Ambev holders	2,262.5	4,665.5	6,327.3	9,535.0
Non-controlling interest	1,471.0	85.1	4,093.3	1,819.1
Income tax expense	957.3	613.0	2,320.1	2,457.6
Profit before taxes	4,690.8	5,363.6	12,740.6	13,811.7
Share of results of associates	(0.4)	(5.7)	(0.5)	(11.4)
Net finance results	259.0	560.5	889.7	1,563.4
Special items	14.0	16.0	50.4	29.2
Normalized EBIT	4,963.4	5,934.3	13,680.2	15,392.9
Depreciation & amortization - total	533.5	519.4	1,939.9	2,092.2
Normalized EBITDA	5,496.9	6,453.7	15,620.1	17,485.1

Revised IAS 19 and 2012 Reference Base

The revised IFRS standard “IAS 19 Employee Benefits” was effective from January 1, 2013.  Therefore, we are presenting the net pension interest cost as part of the net finance costs and have provided the restated figures per division for 2012, as if the revised standard had been effective as from January 1, 2012.

In addition, the 2012 Reference Base also reflects the transfer of management responsibility for Ecuador and Peru to the Latin America South division, as previously mentioned.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 22

Q4 2013 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	February 26, 2014 (Wednesday)

Time:	12:00 (Brasília time) 10:00 (EST)

Phone number:	US participants	+ 1(877) 317-6776
	International participants	+ 1(412) 317-6776

Code:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website: http://webcast.mzvaluemonitor.com/Cover.aspx?PlatformId=1934

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: Participants calling from USA: +1(877) 344-7529 / Participants calling from other countries: +1(412) 317-0088 / Code: 10039449# (pound key) - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima Fernando Robbi (+55 11) 2122-1415 (+55 11) 2122-1414 marino.lima@ambev.com.br fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 23

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada Operations			Ambev Consolidated
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex
	4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%		4Q12 Reference Base	4Q13%
Volumes (000 hl)	25,501	24,646	-3.4%	9,121	9,020	-1.1%	34,622	33,666	-2.8%	11,348	11,378	0.3%	1,540	1,764	14.5%	2,190	2,181	-0.4%	49,700	48,989	-1.4%

R$ million
Net sales	5,570.9	6,011.7	7.9%	1,028.5	1,150.3	11.8%	6,599.4	7,162.0	8.5%	2,126.2	2,341.8	16.5%	376.9	473.0	20.9%	1,031.4	1,076.1	2.1%	10,133.9	11,052.8	10.0%
% of total	55.0%	54.4%		10.1%	10.4%		65.1%	64.8%		21.0%	21.2%		3.7%	4.3%		10.2%	9.7%		100.0%	100.0%
COGS	(1,480.5)	(1,585.9)	7.1%	(396.9)	(455.5)	14.8%	(1,877.4)	(2,041.4)	8.7%	(759.1)	(727.7)	1.8%	(150.8)	(186.8)	19.3%	(301.4)	(318.3)	1.6%	(3,088.7)	(3,274.2)	6.8%
% of total	47.9%	48.4%		12.8%	13.9%		60.8%	62.3%		24.6%	22.2%		4.9%	5.7%		9.8%	9.7%		100.0%	100.0%
Gross profit	4,090.4	4,425.8	8.2%	631.6	694.8	10.0%	4,722.0	5,120.6	8.4%	1,367.1	1,614.1	24.7%	226.1	286.1	21.9%	730.0	757.8	2.3%	7,045.2	7,778.6	11.4%
% of total	58.1%	56.9%		9.0%	8.9%		67.0%	65.8%		19.4%	20.7%		3.2%	3.7%		10.4%	9.7%		100.0%	100.0%
SG&A	(1,333.8)	(1,415.8)	6.2%	(168.6)	(210.1)	24.6%	(1,502.4)	(1,625.9)	8.2%	(414.9)	(473.3)	23.0%	(135.1)	(142.5)	1.8%	(333.7)	(345.7)	4.9%	(2,386.0)	(2,587.4)	9.9%
% of total	55.9%	54.7%		7.1%	8.1%		63.0%	62.8%		17.4%	18.3%		5.7%	5.5%		14.0%	13.4%		100.0%	100.0%
Other operating income/(expenses)	252.2	574.8	127.9%	26.9	163.0	nm	279.2	737.9	164.3%	11.8	8.3	-35.2%	2.5	(3.7)	nm	10.7	0.6	-94.5%	304.2	743.0	144.1%
% of total	82.9%	77.4%		8.8%	21.9%		91.8%	99.3%		3.9%	1.1%		0.8%	-0.5%		3.5%	0.1%		100.0%	100.0%
Normalized EBIT	3,008.8	3,584.8	19.1%	490.0	647.8	32.2%	3,498.8	4,232.6	21.0%	964.0	1,149.1	24.7%	93.6	140.0	43.8%	407.0	412.6	-2.3%	4,963.4	5,934.3	20.2%
% of total	60.6%	60.4%		9.9%	10.9%		70.5%	71.3%		19.4%	19.4%		1.9%	2.4%		8.2%	7.0%		100.0%	100.0%
Normalized EBITDA	3,290.3	3,861.1	17.3%	551.0	706.5	28.2%	3,841.3	4,567.6	18.9%	1,074.3	1,234.1	20.3%	129.4	178.5	32.4%	451.8	473.5	0.8%	5,496.9	6,453.7	18.0%
% of total	59.9%	59.8%		10.0%	10.9%		69.9%	70.8%		19.5%	19.1%		2.4%	2.8%		8.2%	7.3%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-26.6%	-26.4%		-38.6%	-39.6%		-28.4%	-28.5%		-35.7%	-31.1%		-40.0%	-39.5%		-29.2%	-29.6%		-30.5%	-29.6%
Gross profit	73.4%	73.6%		61.4%	60.4%		71.6%	71.5%		64.3%	68.9%		60.0%	60.5%		70.8%	70.4%		69.5%	70.4%
SG&A	-23.9%	-23.6%		-16.4%	-18.3%		-22.8%	-22.7%		-19.5%	-20.2%		-35.8%	-30.1%		-32.4%	-32.1%		-23.5%	-23.4%
Other operating income/(expenses)	4.5%	9.6%		2.6%	14.2%		4.2%	10.3%		0.6%	0.4%		0.7%	-0.8%		1.0%	0.1%		3.0%	6.7%
Normalized EBIT	54.0%	59.6%		47.6%	56.3%		53.0%	59.1%		45.3%	49.1%		24.8%	29.6%		39.5%	38.3%		49.0%	53.7%
Normalized EBITDA	59.1%	64.2%		53.6%	61.4%		58.2%	63.8%		50.5%	52.7%		34.3%	37.7%		43.8%	44.0%		54.2%	58.4%

Per hectoliter - (R$/hl)
Net sales	218.5	243.9	11.7%	112.8	127.5	13.1%	190.6	212.7	11.6%	187.4	205.8	16.2%	244.7	268.1	5.5%	471.0	493.4	2.5%	203.9	225.6	11.6%
COGS	(58.1)	(64.3)	10.8%	(43.5)	(50.5)	16.1%	(54.2)	(60.6)	11.8%	(66.9)	(64.0)	1.5%	(97.9)	(105.9)	4.1%	(137.6)	(146.0)	2.0%	(62.1)	(66.8)	8.4%
Gross profit	160.4	179.6	12.0%	69.3	77.0	11.2%	136.4	152.1	11.5%	120.5	141.9	24.4%	146.8	162.2	6.4%	333.3	347.5	2.7%	141.8	158.8	13.0%
SG&A	(52.3)	(57.4)	9.8%	(18.5)	(23.3)	26.0%	(43.4)	(48.3)	11.3%	(36.6)	(41.6)	22.7%	(87.7)	(80.8)	-11.2%	(152.4)	(158.5)	5.1%	(48.0)	(52.8)	11.5%
Other operating income/(expenses)	9.9	23.3	135.8%	3.0	18.1	nm	8.1	21.9	171.8%	1.0	0.7	-35.4%	1.6	(2.1)	nm	4.9	0.3	-94.5%	6.1	15.2	147.6%
Normalized EBIT	118.0	145.5	23.3%	53.7	71.8	33.7%	101.1	125.7	24.4%	85.0	101.0	24.4%	60.7	79.3	25.5%	185.8	189.2	-1.9%	99.9	121.1	22.0%
Normalized EBITDA	129.0	156.7	21.4%	60.4	78.3	29.7%	111.0	135.7	22.3%	94.7	108.5	20.0%	84.0	101.2	15.5%	206.3	217.1	1.2%	110.6	131.7	19.7%

.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 24

Ambev - Segment financial information
Organic results
	Ambev Brazil									Hila Operations						Canada Operations			Ambev Consolidated
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil			LAS			Hila-ex
	YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%		YTD12 Reference Base	YTD13%
Volumes (000 hl)	86,692	82,974	-4.3%	30,794	30,174	-2.0%	117,487	113,148	-3.7%	38,096	36,918	-3.1%	4,896	5,968	6.0%	9,361	9,135	-2.4%	169,839	165,169	-3.2%

R$ million
Net sales	17,598.3	18,407.2	4.6%	3,379.6	3,633.7	7.5%	20,977.8	22,040.8	5.1%	6,250.7	7,051.7	14.0%	971.7	1,438.9	13.9%	4,030.8	4,260.1	-0.4%	32,231.0	34,791.4	6.4%
% of total	54.6%	52.9%		10.5%	10.4%		65.1%	63.4%		19.4%	20.3%		3.0%	4.1%		12.5%	12.2%		100.0%	100.0%
COGS	(4,995.8)	(5,323.7)	6.6%	(1,414.0)	(1,588.1)	12.3%	(6,409.8)	(6,911.8)	7.8%	(2,449.7)	(2,605.0)	7.0%	(455.9)	(640.8)	11.8%	(1,144.4)	(1,240.3)	0.7%	(10,459.8)	(11,397.8)	7.0%
% of total	47.8%	46.7%		13.5%	13.9%		61.3%	60.6%		23.4%	22.9%		4.4%	5.6%		10.9%	10.9%		100.0%	100.0%
Gross profit	12,602.5	13,083.4	3.8%	1,965.5	2,045.6	4.1%	14,568.0	15,129.0	3.9%	3,801.1	4,446.7	18.6%	515.8	798.1	15.8%	2,886.4	3,019.8	-0.8%	21,771.2	23,393.6	6.1%
% of total	57.9%	55.9%		9.0%	8.7%		66.9%	64.7%		17.5%	19.0%		2.4%	3.4%		13.3%	12.9%		100.0%	100.0%
SG&A	(5,028.6)	(5,408.4)	7.6%	(719.1)	(797.1)	10.8%	(5,747.7)	(6,205.4)	8.0%	(1,453.1)	(1,671.6)	16.2%	(391.0)	(474.2)	-2.8%	(1,362.8)	(1,411.0)	0.4%	(8,954.5)	(9,762.2)	7.7%
% of total	56.2%	55.4%		8.0%	8.2%		64.2%	63.6%		16.2%	17.1%		4.4%	4.9%		15.2%	14.5%		100.0%	100.0%
Other operating income/(expenses)	650.9	1,409.8	116.6%	185.5	365.6	97.1%	836.4	1,775.4	112.3%	7.4	(12.3)	nm	3.7	(7.5)	-187.7%	15.9	5.9	-63.7%	863.4	1,761.5	103.8%
% of total	75.4%	80.0%		21.5%	20.8%		96.9%	100.8%		0.9%	-0.7%		0.4%	-0.4%		1.8%	0.3%		100.0%	100.0%
Normalized EBIT	8,224.8	9,084.8	10.5%	1,431.9	1,614.1	12.7%	9,656.7	10,699.0	10.8%	2,355.5	2,762.8	18.9%	128.5	316.4	66.4%	1,539.6	1,614.8	-2.5%	13,680.2	15,392.9	11.2%
% of total	60.1%	59.0%		10.5%	10.5%		70.6%	69.5%		17.2%	17.9%		0.9%	2.1%		11.3%	10.5%		100.0%	100.0%
Normalized EBITDA	9,312.8	10,229.8	9.8%	1,661.5	1,852.9	11.5%	10,974.3	12,082.7	10.1%	2,727.0	3,150.4	16.9%	235.1	462.1	36.9%	1,683.8	1,789.9	-1.2%	15,620.1	17,485.1	10.5%
% of total	59.6%	58.5%		10.6%	10.6%		70.3%	69.1%		17.5%	18.0%		1.5%	2.6%		10.8%	10.2%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.4%	-28.9%		-41.8%	-43.7%		-30.6%	-31.4%		-39.2%	-36.9%		-46.9%	-44.5%		-28.4%	-29.1%		-32.5%	-32.8%
Gross profit	71.6%	71.1%		58.2%	56.3%		69.4%	68.6%		60.8%	63.1%		53.1%	55.5%		71.6%	70.9%		67.5%	67.2%
SG&A	-28.6%	-29.4%		-21.3%	-21.9%		-27.4%	-28.2%		-23.2%	-23.7%		-40.2%	-33.0%		-33.8%	-33.1%		-27.8%	-28.1%
Other operating income/(expenses)	3.7%	7.7%		5.5%	10.1%		4.0%	8.1%		0.1%	-0.2%		0.4%	-0.5%		0.4%	0.1%		2.7%	5.1%
Normalized EBIT	46.7%	49.4%		42.4%	44.4%		46.0%	48.5%		37.7%	39.2%		13.2%	22.0%		38.2%	37.9%		42.4%	44.2%
Normalized EBITDA	52.9%	55.6%		49.2%	51.0%		52.3%	54.8%		43.6%	44.7%		24.2%	32.1%		41.8%	42.0%		48.5%	50.3%

Per hectoliter - (R$/hl)
Net sales	203.0	221.8	9.3%	109.7	120.4	9.7%	178.6	194.8	9.1%	164.1	191.0	17.7%	198.5	241.1	6.0%	430.6	466.3	2.0%	189.8	210.6	9.9%
COGS	(57.6)	(64.2)	11.3%	(45.9)	(52.6)	14.6%	(54.6)	(61.1)	12.0%	(64.3)	(70.6)	10.4%	(93.1)	(107.4)	4.5%	(122.3)	(135.8)	3.2%	(61.6)	(69.0)	10.5%
Gross profit	145.4	157.7	8.5%	63.8	67.8	6.2%	124.0	133.7	7.8%	99.8	120.4	22.4%	105.4	133.7	7.3%	308.4	330.6	1.6%	128.2	141.6	9.6%
SG&A	(58.0)	(65.2)	12.4%	(23.4)	(26.4)	13.1%	(48.9)	(54.8)	12.1%	(38.1)	(45.3)	20.0%	(79.9)	(79.5)	-7.3%	(145.6)	(154.5)	2.7%	(52.7)	(59.1)	11.2%
Other operating income/(expenses)	7.5	17.0	126.3%	6.0	12.1	101.2%	7.1	15.7	120.4%	0.2	(0.3)	nm	0.8	(1.3)	-153.5%	1.7	0.6	-62.8%	5.1	10.7	110.0%
Normalized EBIT	94.9	109.5	15.4%	46.5	53.5	15.0%	82.2	94.6	15.0%	61.8	74.8	22.7%	26.3	53.0	47.1%	164.5	176.8	-0.1%	80.5	93.2	14.8%
Normalized EBITDA	107.4	123.3	14.8%	54.0	61.4	13.8%	93.4	106.8	14.3%	71.6	85.3	20.6%	48.0	77.4	23.8%	179.9	195.9	1.2%	92.0	105.9	14.1%

.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 25

CONSOLIDATED BALANCE SHEET	December 2013	December 2012
R$ million
Assets
Current assets
Cash and cash equivalents	11,285.8	8,974.2
Investment securities	288.6	476.6
Trade and other receivables	5,443.7	4,268.1
Inventories	2,795.5	2,466.4
Income tax receivable	656.4	116.5
Assets held for sale	-	4.1
	20,470.0	16,305.9
Non-current assets
Investment securities	63.8	249.4
Trade and other receivables	2,260.1	1,855.0
Deferred tax assets	1,646.5	1,428.2
Income tax receivable	11.1	12.3
Employee benefits	23.5	25.5
Investments in associates	26.5	24.0
Property, plant and equipment	13,937.8	12,351.3
Intangible assets	3,213.6	2,936.1
Goodwill	27,021.1	26,645.2
	48,204.0	45,527.0

Total assets	68,674.0	61,832.9

Equity and liabilities
Current liabilities
Trade and other payables	15,107.4	13,579.3
Interest-bearing loans and borrowings	1,040.6	837.8
Bank overdrafts	-	0.1
Income tax and social contribution payable	887.6	972.6
Provisions	145.0	137.5
	17,180.6	15,527.3
Non-current liabilities
Trade and other payables	1,556.8	3,063.9
Interest-bearing loans and borrowings	1,853.5	2,306.0
Deferred tax liabilities	2,095.7	1,367.7
Provisions	431.7	518.1
Employee benefits	1,558.3	1,780.9
	7,496.0	9,036.6

Total liabilities	24,676.6	24,563.9

Equity
Issued capital	57,000.8	249.1
Reserves	61,220.3	51.6
Comprehensive income	(75,382.3)	24,905.9
Equity attributable to equity holders of Ambev	42,838.8	25,206.6
Non-controlling interests	1,158.6	12,062.4
Total Equity	43,997.4	37,269.0

Total equity and liabilities	68,674.0	61,832.9

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 26

CONSOLIDATED STATEMENT OF OPERATIONS	4Q13	4Q12 Reference	YTD13	YTD12 Reference
R$ million		Base		Base

Net sales	11,052.8	10,133.9	34,791.4	32,231.0
Cost of sales	(3,274.2)	(3,088.7)	(11,397.8)	(10,459.8)
Gross profit	7,778.6	7,045.2	23,393.6	21,771.2

Sales and marketing expenses	(1,954.8)	(1,976.2)	(8,025.8)	(7,350.9)
Administrative expenses	(632.6)	(409.8)	(1,736.5)	(1,603.5)
Other operating income/(expenses)	743.0	304.2	1,761.5	863.4

Normalized EBIT	5,934.3	4,963.4	15,392.9	13,680.2

Special items	(16.0)	(14.0)	(29.2)	(50.4)

Income from operations (EBIT)	5,918.3	4,949.4	15,363.7	13,629.9

Net finance results	(560.5)	(259.0)	(1,563.4)	(889.7)
Share of results of associates	5.7	0.4	11.4	0.5

Profit before income tax	5,363.6	4,690.8	13,811.7	12,740.6

Income tax expense	(613.0)	(957.3)	(2,457.6)	(2,320.1)

Profit	4,750.6	3,733.5	11,354.1	10,420.6
Attributable to:	-	-	-	-
Equity holders of Ambev	4,665.5	2,262.5	9,535.0	6,327.3
Non-controlling interest	85.1	1,471.0	1,819.1	4,093.3

Nº of basic shares outstanding	15,661.9	9,693.6	12,677.6	9,693.6
Nº of diluted shares outstanding	15,807.7	9,839.5	12,823.5	9,839.5

Basic earnings per share (common)	0.30	0.23	0.75	0.65
Diluted earnings per share (common)	0.30	0.23	0.74	0.64

.

Fourth Quarter and Full Year 2013 Results February 26, 2014 Page 27

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q13	4Q12 Reference Base	YTD13	YTD12 Reference Base

R$ million
Cash Flows from Operating Activities
Profit	4,750.6	3,733.5	11,354.1	10,420.6
Depreciation, amortization and impairment	519.4	533.5	2,092.2	1,939.9
Impairment losses on receivables and inventories	9.5	17.6	117.1	127.0
Additions/(reversals) in provisions and employee benefits	76.4	19.3	203.3	173.2
Net finance cost	560.5	259.0	1,563.4	889.7
Other non-cash items included in the profit	(90.2)	(72.0)	(228.1)	(223.0)
Loss/(gain) on sale of property, plant and equipment and intangible assets	(7.2)	(29.4)	(24.3)	(36.8)
Loss/(gain) on assets held for sale	-	0.0	-	3.7
Equity-settled share-based payment expense	61.9	38.6	182.2	144.6
Income tax expense	613.0	957.3	2,457.6	2,320.1
Share of result of associates	(5.7)	(0.4)	(11.4)	(0.5)
Cash flow from operating activities before changes in working capital and use of provisions	6,488.1	5,457.1	17,706.1	15,758.4
Decrease/(increase) in trade and other receivables	(861.7)	78.7	(1,173.9)	(343.2)
Decrease/(increase) in inventories	(228.8)	(5.9)	(422.7)	(196.2)
Increase/(decrease) in trade and other payables	2,988.7	1,887.6	1,267.7	560.2
Cash generated from operations	8,386.3	7,417.4	17,377.3	15,779.2
Interest paid	(74.5)	(167.7)	(431.5)	(486.4)
Interest received	67.6	48.3	605.4	450.4
Dividends received	(2,945.8)	(192.0)	136.0	123.9
Income tax paid	(97.0)	(112.6)	(2,441.2)	(1,603.8)
Cash flow from operating activities	5,336.6	6,993.5	15,245.9	14,263.3
Proceeds from sale of property, plant, equipment and intangible assets	47.2	82.9	112.0	122.8
Acquisition of property, plant, equipment and intangible assets	(1,442.7)	(1,054.6)	(3,800.8)	(3,014.0)
Acquisition of subsidiaries, net of cash acquired	(9.9)	(24.0)	(254.9)	(2,537.0)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	312.7	143.2	141.7	(272.4)
Net proceeds/(acquisition) of other assets	0.0	(0.2)	-	(16.6)
Cash flow used in investing activities	(1,092.8)	(852.8)	(3,802.0)	(5,717.3)
Capital increase	(142.9)	(26.3)	17.4	-
Increase/(decrease) in capital in subsidiaries / non-controlling	172.4	36.7	172.4	210.1
Proceeds from borrowings	135.5	341.5	327.4	1,470.2
Repurchase of treasury shares	(19.9)	20.2	(28.8)	-
Repurchase of treasury shares in subsidiaries	(8.9)	(30.4)	(8.9)	(30.4)
Repayment of borrowings	(262.5)	(290.8)	(992.3)	(3,198.5)
Other financial costs	(663.2)	(196.0)	(1,661.5)	(645.5)
Payment of finance lease liabilities	(0.4)	(3.1)	(1.5)	(8.1)
Dividends paid	2,898.2	(1,450.9)	(7,209.4)	(5,607.7)
Cash flow used in financing activities	2,108.2	(1,599.0)	(9,385.3)	(7,809.8)
Net increase/(decrease) in cash and cash equivalents	6,352.1	4,541.7	2,058.6	736.1
Cash and cash equivalents less bank overdrafts at beginning of period	(4,482.2)	(4,974.4)	8,974.2	8,135.0
Effect of exchange rate fluctuations	99.5	(114.5)	253.0	103.1
Cash and cash equivalents less bank overdrafts at end of period	1,969.4	(547.2)	11,285.8	8,974.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2014

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer